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Filed by OnDisplay, Inc.

Subject Company:  OnDisplay, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No. 000-28455


   VIGNETTE AND ONDISPLAY ANNOUNCE COMMENCEMENT OF VIGNETTE'S EXCHANGE OFFER

     Austin, TX and San Ramon, CA, June 2, 2000 - Vignette Corporation (Nasdaq:
VIGN) and OnDisplay, Inc. (Nasdaq: ONDS) announced today that Vignette, through a wholly owned subsidiary, has commenced its previously announced exchange offer for shares of OnDisplay common stock.

     OnDisplay's board of directors has voted to recommend that OnDisplay's stockholders accept the offer in which Vignette will exchange 1.58 shares of Vignette common stock for each outstanding share of OnDisplay common stock that is validly tendered and not properly withdrawn.

     The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on June 29, 2000, unless extended.

     OnDisplay stockholders are urged to read the prospectus and the solicitation/recommendation statement relating to the offer and the merger. These documents contain important information. OnDisplay stockholders can obtain these documents, as well as the Vignette documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://sec.gov. These documents are also available
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from Vignette without charge upon request to its information agent, MacKenzie
Partners, Inc., 156 Fifth Avenue, New York, NY 10010, (212) 929-5500 or call toll free (800) 322-2885.
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1.  About Vignette Corporation

Vignette Corporation is the leading supplier of eBusiness applications. Vignette's products enable businesses to create and extend relationships with prospects and customers and ease high-volume transaction exchanges with suppliers and partners, all of which enhances customer satisfaction. Vignette powers more than 600 leading eBusinesses. Headquartered in Austin, Texas, Vignette Corporation has offices located throughout Europe, Asia, and in Australia and can be found on the Web at http://www.vignette.com .
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About OnDisplay

OnDisplay is a leading provider of B2B infrastructure software applications for powering next-generation e-business sites. OnDisplay's CenterStage product suite enables customers to increase their online selling effectiveness and extend their trading networks to suppliers and e-marketplaces. OnDisplay has provided critical B2B infrastructure software and services to such e-business pioneers as W.W. Grainger, Alta Vista's Shopping.com, Intelisys, Travelocity.com, OrderTrust, TPN Register, MicroWarehouse, FASTXchange.com, PurchasePro.com, Harbinger.net, Aspect Development and more. The company has strategic relationships with leading industry players including Ariba, BroadVision, Commerce One, Harbinger, IBM, Intelisys, Manugistics, Microsoft, Sterling Commerce and Vignette. Founded in 1996, OnDisplay is a public company traded on the Nasdaq in the United States under the symbol ONDS. Headquartered in San Ramon, California, OnDisplay can be reached at 1-800-508-8800 and at http://www.ondisplay.com.

We urge investors and security holders to read the following documents,

regarding the exchange offer and the merger (described above), because they contain important information:

-  Vignette's prospectus, prospectus supplements, and tender offer material.

- Vignette's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-  OnDisplay's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Vignette by directing your request to Kellie Nugent, Manager, Investor Relations of Vignette at knugent@vignette.com or 512-306-4541, or from OnDisplay by directing your request to Debbie Demer of Demer IR Counsel at ddember@demer-ir.com or 925-938-2678.

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